Exhibit 12.1

	For the Fiscal Years Ended September 30,
	2010	2009	2008	2007	2006
	(in thousands, except ratios)
Net income	$7,454	$117,352	$146,531	$171,898	$154,350
Fixed charges	133,737	132,691	128,861	126,975	123,553
Amortization of capitalized interest	2,110	2,263	1,287	1,945	3,186
Capitalized interest	(66)	(1,062)	(6,548)	(1,673)	(1,180)
Non-controlling interests	2,258	1,992	2,729	648	420

Earnings	$145,493	$253,236	$272,860	$299,793	$280,329

Interest expense, includes accretion of bond discount, net of capitalized interest	$109,578	$101,407	$88,962	$90,528	$87,952
Capitalized interest	66	1,062	6,548	1,673	1,180
Amortization of debt issuance costs	7,206	8,282	4,831	3,835	2,976
Interest portion of rental expense (1)	1,461	1,515	1,435	1,145	738
Accretion of discount to the relinquishment liability	15,426	20,425	27,085	29,794	30,707

Total fixed charges	$133,737	$132,691	$128,861	$126,975	$123,553

Ratio of earnings to fixed charges	1.09	1.91	2.12	2.36	2.27

(1)	A 10% factor was utilized to calculate the interest portion of rental expense, which the Authority believes to be a reasonable approximation.